EXHIBIT 4.13

THIS EMPLOYMENT AGREEMENT MADE AS OF THE 1st day of June, 2007

(“Agreement”)

BETWEEN:

CryptoLogic Limited

a corporation incorporated under the laws of

Guernsey and having its principal place of business in

Dublin, Ireland

(hereinafter referred to as the “Employer”)

OF THE FIRST PART;

- and -

Stephen Taylor

an individual residing in

Ireland

(hereinafter referred to as the “Employee”)

OF THE SECOND PART.

WHEREAS the Employer and its Affiliates carry on a business in the gaming industry consisting primarily of Internet related software products (the “Business”);

AND WHEREAS the Employer is desirous of employing the services of the Employee to provide management services in the role of Chief Financial Officer in connection with the Business of the Employer;

AND WHEREAS the Employee is desirous of providing such services to the Employer, on the terms and subject to the conditions herein set out;

AND WHEREAS the Employee acknowledges that the Employer is providing additional and ongoing consideration by means of payment for the Employee’s execution of the Confidentiality, Intellectual Property Rights, Non-Competition and Non-Solicitation Agreement (the ‘Confidentiality Agreement) annexed as Exhibit 1 and forming part of this Agreement:

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the respective covenants and agreements of the parties contained herein, it is agreed as follows:

ARTICLE ONE — EMPLOYMENT SERVICES

1.1 Agreement. The Employer hereby agrees to employ the Employee to provide the Employer with such services as the Employer may from time to time require (the “Services”), and the Employee hereby agrees to provide such Services to the Employer from the date of this Agreement, subject to termination as herein after provided.

1.2 Provision of Services. It is agreed and acknowledged that while this Agreement remains in force the Employee shall not provide Services or other services to any person, firm or Employer, including but not limited to competitors of the Employer, unless it is an Affiliate of the Employer. The Services shall be conducted primarily at the head office of the Employer in Ireland, but the

Employer recognizes that such Services will also be carried out in other locations, including Cyprus, Malta, Canada, Singapore and such other locations as may be deemed appropriate by the Employer. The terms and conditions of the Employee remuneration for Services conducted outside of Ireland shall be subject to a contract of employment between the Employee and WagerLogic Limited, being a wholly owned subsidiary of the Employer.

1.3 Corporate Policy and Instructions. The Employee covenants with the Employer that he will read and act in accordance with any policy of the Employer that may exist from time to time and carry out all reasonable instructions of the Board of Directors, and/or the President and Chief Executive Officer or of the Employer.

1.4 Remuneration. In consideration for the Services rendered by the Employee hereunder, the

Employer shall pay to the Employee gross annual remuneration in the sum of One Hundred and Twenty-Three Thousand and Six Hundred Euros (€123,600.00) during the balance of calendar 2007 and One Hundred and Fifty Thousand Euros (€150,000.00) during calendar 2008 (“Remuneration”). Thereafter, the Employee’s annual remuneration shall be subject to review by the Board of Directors on the same basis as the Board shall review the remuneration of other senior executives of the Employer. All payments to the Employee shall be subject to any and all deductions required by applicable law. In respect of the Remuneration payable hereunder, it is expressly agreed that an amount equal to eighty (80%) percent thereof shall represent a base salary and the balance shall be paid in consideration for the Employee’s acceptance of, and adherence to, the terms of the Confidentiality Agreement.

1.5 Mobility Premium. The Employee shall be entitled to a Mobility Premium in the amount of the greater of Twenty Six Thousand Four Hundred and Sixty-Five Euros (€26,465.00) or 21.4% of the Employee’s Remuneration, per annum to be paid in equal bi-weekly installments.

1.6 Cost of Living Allowance. The Employee shall be entitled to an annual Cost of Living Allowance (“COLA”) calculated in accordance with the ECA index and to be adjusted and payable every six months in accordance with the current ECA indices and exchange rates; provided that the annual Cost of Living Allowance shall never be less than €10,693.

1.7 Management Bonus Plan. The Employee may be eligible to receive a solely discretionary annual bonus of up to 40 % of the total Remuneration in addition to the Remuneration set out above. The discretionary bonus is subject to any and all deductions and withholdings as may be required by applicable law.

1.8 Stock Option Plan. The Employee shall be entitled to participate in the Stock Option Plan of the Employer, subject to being granted stock options thereunder. A copy of the stock option plan is available for the employee’s review at the human resources department.

1.9 Long Term Incentive Plan. The Employee shall be entitled to participate in the Long Term Incentive Plan (LTIP) as amended from time to time, subject to being granted long term incentive units thereunder. It is expressly acknowledged that the LTIP Plan governing all long term incentive units granted to the Employee as at the date hereof, including without limitation, the Retention Units (the “Granted Units”), are governed by the terms and conditions of the LTIP Plan attached hereto as Exhibit A (the “Current LTIP Plan”). The Employer hereby agreed that, notwithstanding anything contained in the Current LTIP Plan, the Employer shall not alter or otherwise amend the terms and conditions of the Current LTIP Plan in such manner as would adversely impact the Employee’s entitlements in respect of the any Granted Units, without the Employee’s prior written consent.

1.10 Retention Bonus. In addition to the bonus entitlements contemplated by Section 1.7 hereof, the Employee will be eligible to receive the following retention bonuses (the “Retention Bonuses”), provided that the Employee remains in the active employment of the Employer on the respective Bonus Retention Dates set forth below:

(a)	on the 2008 Bonus Retention Date (or as soon after as is reasonably practical), you will receive an amount equal to the amount derived by applying the following formula:

Retention Date Share Price x 7,775.50 = the 2008 Retention Bonus Amount

(b)	on the 2010 Bonus Retention Date (or as soon after as is reasonably practical), you will receive an amount equal to the amount derived by applying the following formula:

Retention Date Share Price x 7,775.50 = the 2010 Retention Bonus Amount

For the purposes of this Section 7, the following terms shall have the following meanings:

“2008 Bonus Retention Date” means August 14, 2008.

“2010 Bonus Retention Date” means February 14, 2010.

“Retention Dates” means the 2008 Bonus Retention Date and the 2010 Bonus Retention Date.

“Retention Date Share Price” means the average closing trading price (converted into EUROS) of the shares of the Employer on the Toronto Stock Exchange in respect of the final five (5) trading days prior to the 2008 Bonus Retention Date (when calculating the 2008 Retention Bonus Amount) or 2010 Bonus Retention Date (when of calculating the 2010 Retention Bonus Amount).

In the event that the Employee is terminated by the Employer “for cause”, as determined by applicable law, prior to a Retention Date, the Employee shall not be entitled to receive any amounts under this Section 1.10 in respect of Retention Dates which arise subsequent to the effective date of the Employee’s termination for cause.

In the event that the Employee’s employment is terminated by the Employer otherwise than “for cause” prior to the 2008 Bonus Retention Date, the Employee shall receive a pro rated amount of the Retention Bonus which the Employee would have received hereunder had the Employee remained in the active employment of the Employer on the 2008 Bonus Retention Date, having regard to the number of days between February 14, 2007 and the 2008 Bonus Retention Date that the Employee remained in the active employment of the Employer (the “2008 Pro Rated Bonus”). In the event that the Employee’s employment is terminated by the Employer otherwise than “for cause” subsequent to the 2008 Bonus Retention Date, but prior to the 2010 Bonus Retention Date, the Employee shall receive a pro rata portion of the Retention Bonus which the Employee would have received hereunder had the Employee remained in the active employment of the Employer on the 2010 Bonus Retention Date, having regard to the number of days between the 2008 Bonus Retention Date and the 2010 Bonus Retention Date that the Employee remained in the active employment of the Employer (the “2010 Pro Rated Bonus”). The 2008 Pro Rated Bonus and the 2010 Pro Rated Bonus are hereafter individually a “Pro Rata Bonus” and collectively the “Pro Rata Bonuses”. In calculating the amount of any Pro Rated Bonus, the Retention Date Share

Price relating to such calculation shall be the average closing trading price (converted into EUROS) of the shares of the Employer traded on the Toronto Stock Exchange in respect of the five (5) trading days immediately prior to the effective date of termination of the Employee’ employment with the Employer. It is expressly acknowledged and agreed that, in the event that the Employee is terminated otherwise than “for cause”, the Employee shall not be entitled to receive any amounts in respect of or related to this Section 1.10 hereof, except as expressly set forth herein.

1.11 Other Compensation. The Employee shall be entitled to participate in the Employee Share Purchase Plan. The Employee shall be entitled to participate in any other compensation plan applicable to executives that may be introduced during the term of the Employee’s employment with the Employer.

1.12  Benefits. In addition, the Employee shall be eligible for all health benefit plans made generally available to the executive group of the Employer on the first day of employment, as amended from time to time.

1.13 Expenses. The Employee shall be reimbursed monthly for out of pocket expenses, including travel costs actually and properly incurred by the Employee in connection with providing the Services hereunder. The Employee shall furnish statements and vouchers in a form reasonably satisfactory to the Employer for all such expenses. A copy of the Expense and Purchase Policy, as amended, is available for the Employee to read and review on CryptoLogic’s Human Resources public folders. The Employee is required to consult the Expense and Purchase policy prior to incurring any expenses.

1.14 Vacation. The Employee shall be entitled to vacation in accordance with the Employers vacation policy, but in any event not less than four (4) weeks vacation.

ARTICLE TWO – INTERNATIONAL ASSIGNMENT

2.1 Work Permit and Immigration. If necessary, the Employer agrees to provide, at its sole cost, appropriate advice and assistance to the Employee and/or his family for purposes of obtaining any necessary work permit or immigration status necessary for the Employee’s employment in Ireland or other such location as the Employee may be required to carry out his duties, or for the Employee’s and /or his families continued residence in Ireland. It is agreed and understood that in the event that the Employee is or becomes ineligible to work in Ireland, for reasons beyond the Employee’s control, the Employee’s employment shall continue and not be terminated except as mutually agreed by the parties and subject to the payments identified in Article 4.

2.2 Relocation Costs.

(a)

The Employer shall reimburse the employee up to CDN $22,600.00 on account of relocation expenses related to the Employee’s household goods, family, personal effects and the family pet. The Employee will submit receipts in respect of such costs. The Employer shall reimburse the Employee up to one months Remuneration on account of costs of establishing housekeeping in Ireland.

(b)

In the event the Employee’s employment is terminated for any reason (except for cause or voluntary resignation), the Employer shall be responsible for the reasonable costs, incurred by the Employee in relocating to Canada or to such other jurisdiction as may be identified by the Employee (provided the cost of relocating to the other jurisdiction is no more than the cost of relocating to Canada), the Employee’s household goods, family, personal effects and family pet, and the Employer shall pay to the employee a relocation allowance equal to one (1) months Remuneration in addition to any termination payment identified herein on account of re-establishing housekeeping in Canada. In the event that the Employee voluntarily resigns his employment with the Employer, the Employer shall be responsible for paying the reasonable costs incurred by the Employee in relocating to Canada, or to such other jurisdiction as may be identified by the Employee (provided the cost of relocating to the other jurisdiction is no more than the cost of relocating to Canada), the Employee’s household goods, family, personal effects and family pet.

2.3 Settling-in Time. The Employer will provide the Employee with 15 days paid leave time in order to assist the Employee in establishing personal arrangements in Ireland. Such leave is to be taken within 3 months of arrival in Ireland.

2.4 Temporary Living Arrangements. The Employer will reimburse the Employee up to CDN $300.00 per day on account temporary living expenses incurred by him and/or his family in Canada or up to €300.00 per day on account of temporary living expenses incurred by him and/or his family in Ireland, up to a maximum of a total of 60 days.

2.5 Relocation Assistance. The Employer shall provide the Employee with relocation assistance through Relocation Ireland, at the Employer’s sole cost, up to a maximum amount of €5,000.00.

2.6 Vehicle Allowance. The Employer shall pay to the Employee a vehicle allowance of €1050 per month, throughout the term of this Agreement.

2.7 Home Country Property.The Employer shall reimburse the Employee up to €107.00per month on account of property management expenses actually incurred by the Employee and related to the Employee’s property in Canada.

2.8 Loss on Sale of Vehicles in Canada. The Employer will reimburse the Employee up to €1,430.00 per vehicle to a maximum of two vehicles on account of the cost incurred in respect of the termination of a vehicle lease and/or loss on the sale of the vehicles. The Employee will provide appropriate receipts.

2.9 Pension Plan Contribution. Throughout the currency of this Agreement, the Employer shall contribute an amount equal to €12,857 per annum, in equal monthly installments, to an RRSP/RPP plan of the Employee’s choosing.

2.10 Tax Advice. The Employee shall be entitled to obtain tax advice in respect of this employment agreement and any remuneration paid in respect of services outside of Ireland at the Employer’s cost. Upon repatriation to Canada for whatever reason (save and except termination for cause), the Employee shall be entitled to obtain tax advice in respect of the repatriation at the Employer’s cost. The cost shall not exceed €25,000.00.

2.11 Will Preparation and Estate Planning. The Employer shall reimburse the Employee for the costs of reviewing or preparing a will and estate planning up to a maximum of $1,070.00.

2.12 Legal Costs. The Employer shall contribute to the legal costs incurred by the Employee in the review and preparation of this Agreement in the amount of up to €7,150.00.

2.13 Medical Examination. The Employer shall pay the costs of a medical assessment to be provided by Medcan prior to the Employee’s departure from Canada.

2.14 Health Matters. In the event of a serious illness or death of the Employee or a member of the Employee’s immediate family, CryptoLogic will provide travel for the Employee and the Employee’s family to Canada. For purposes of this provision “immediate family” means the employee’s spouse, children, siblings, parents, parents-in-law, grandparents or grandparents-in law. In the event the Employee or the Employee’s family member requires medical care not normally available or adequate in Dublin, the Employer will pay travel costs to the nearest location providing such care for the Employee and his family. Until such time as the Employee is able to arrange for a family doctor and dentist in Dublin, the Company shall reimburse the Employee for any costs and expenses incurred thereby in respect of private health and dental care for the Employee and his immediate family.

2.15 Home Leave Trip. The Employer shall provide the Employee and the Employee’s family with two (2) yearly home leave trips to Toronto, Canada. The flights will be in accordance with the applicable Travel Policy.

2.16Travel Insurance.The Employer shall provide the Employee with travel insurance in accordance with the Employer’s business travel policy.

ARTICLE THREE — COVENANTS

3.1 No Delegation of Services. The Employee covenants and agrees with the Employer that he shall not delegate performance of the Services to anyone without the prior written consent of the Employer, unless in the ordinary course of business.

3.2 Confidential Information. The Employee covenants that he shall not use, disclose or disseminate to anyone any confidential information with respect to the Business or affairs of the Employer except as may be deemed necessary or desirable by the officers of the Employer and/or the Board of Directors to further the business interests of the Employer. This obligation shall survive the expiry or termination of the Agreement for an indefinite period. The Employee further agrees to be bound by the terms of the Confidentiality Agreement.

3.3 Return of Property. Upon termination of this Agreement the Employee shall return to the Employer any property, documentation, or confidential information concerning the Employer and the Employee will execute the Compliance Certificate as set out in Exhibit “2” to certify compliance. This obligation is further outlined in the Confidentiality Agreement.

3.4 Promotion of the Employer’s Interests. The Employee shall and will faithfully serve and use his best efforts to promote the Business interests of the Employer, shall not use any information he may acquire with respect to the Business and affairs of the Employer or its Affiliates for his own purposes or for any purposes other than those of the Employer or its Affiliates.

3.5 Employee not to be an End-User. Unless authorized as part of the duties assigned to the Employee by the Employer, the Employee covenants that he will not be an end-user of the software licensed by the Employer or its Affiliates or subsidiaries and will not permit or encourage any member of his family to be an end-user of the software licensed by them or any of them. The Employee will not participate in any arrangement whereby he stands to benefit, whether directly or indirectly, from the activities of any other end-user. He acknowledges that any use or attempted use of the gaming software in contravention of this section 3.5 shall constitute grounds for immediate dismissal for cause.

ARTICLE FOUR — TERMINATION OF EMPLOYMENT

4.1 Definitions. In this Article 4, the following terms have the following meanings:

“Number of Served Days” means the number of calendar days from and including January 1, 2006 up to and including the Termination Date.

“Pro Rata Percentage” means the amount, expressed as a percentage, derived by applying the following formula:

Number of Served Days
____________________
1095

“Termination Date” means the effective date of termination of the Employee’s employment with the Employer.

“Termination Share Price” means the closing trading price of the common shares of the Employer, (expressed in EUROS) traded on the Toronto Stock Exchange, on the last trading day prior to the Termination Date.

4.2 Termination of Agreement by the Employer for Just Cause. The Employer may terminate this Agreement and the Employee’s employment at any time without notice or pay in lieu of notice for “Cause”. For the purposes of this Agreement, “Cause” shall be defined so as to include, without limitation:

(a)	Any act which would constitute “cause” at law; or

(b)	Any event in which the Employee violates any of the material instructions, policies, rules and practices of the Employer; or

(c)	If the Employee fails to comply with any of the material provisions of this Agreement after being notified in writing.

In the event that the Employee is terminated for Cause, the Employee shall not be entitled to receive any further Remuneration, payments or benefits pursuant to this Agreement after the date of such termination, other than as specified in this agreement. The Employer shall be obligated to pay all accrued and unpaid Remuneration, including vacation pay, up to the date of termination. The Employee will no longer have any rights to unvested options as at the date of termination for just cause.

4.3. Termination of Agreement by the Employer Without Cause. In the event that the employment of the Employee is terminated by the Employer for any reason other than Cause, the Employee, agrees to accept, in satisfaction of any obligations of the Employer in respect of severance or termination pay, an amount equal to the Total Compensation.

For the purposes of this agreement, “Total Compensation” shall mean an amount equal to:

(a)	the Employee’s annual Remuneration at the time of termination of employment,

plus

(b)

greater of (i) the amount of the discretionary bonus (as referenced in Paragraph 1.7 hereof) paid to the Employee in respect of the fiscal year immediately prior to the year in which the termination takes place or (ii) the expected amount which would be paid to the Employee as a discretionary bonus in respect of the fiscal year in which the termination takes place had the Employee remained in the employ of the Employer, based on the criteria established by the senior management team bonus plan in effect at that time, assuming consistent performance by the Employer for the balance of the fiscal year. By way of example, any for greater certainty, in the event that on the date of termination, the Employer’s performance up to that point in the fiscal year would, if continued at the same level for the balance of the fiscal year, result in the payment to the Employee of a discretionary bonus of 40% of his Remuneration, the expected bonus amount for the purposes of this subparagraph 4.3(b)(ii) shall be 40% the Employee’s Remuneration.

plus

(c)

a pro rated portion of the discretionary bonus the Employee would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year the Employee remained employed with the Employer, which pro rated discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Employee’s senior management team bonus plan.

The Employee shall be entitled to continued participation in the Employer benefits plans for a period of twelve (12) months following the effective date of termination.

The parties covenant and agree that the payments pursuant to this Paragraph 4.3 shall not be remitted to the Employee until the Employer is in receipt of a full and final release of the Employer and the respective officers, directors and shareholders, in a form reasonably satisfactory to the Employer and its counsel. The parties agree to act reasonably and in good faith in negotiating the form of full and final release.

4.4 Relocation Options

(a)

It is expressly acknowledged and agreed that 25,000 stock options (the “Relocation Options”) were granted to the Employee on or about June 27, 2006 under the Stock Option Plan of the Corporation SOP. The Relocation Options shall, subject to as hereinafter expressly set forth, vest in accordance with the SOP and the stock option grant agreement(s) to which they relate.

(b)

In the event that the Employee is terminated without cause or the Employee’s employment is terminated in accordance with the Good Reason provisions of this Agreement, in either case prior to February 14, 2010, a Pro Rata Percentage of the Relocation Options shall vest on the Termination Date, and shall be exercisable by the Employee for such period of time following termination as is provided for in the SOP. All other Relocation Options shall be cancelled and be of no further force and effect. Any Relocation Option which vested prior to the Termination Date shall reduce, on a one for one basis, the number of Relocation Options which vest pursuant to the provision of this Paragraph 4.3(b).

4.5 Relocation Units

(a)

It is expressly acknowledged and agreed that 15,000 LTIP units were granted to the Employee on or about February 14, 2007 under the 2006 Long Term Incentive Plan (the “Relocation Units”). The Relocation Units shall, subject to as hereinafter expressly set forth, and notwithstanding any provisions of the 2006 Long Term Incentive Plan, vest and be payable to the Employee on December 31, 2008 in their entirety.

(b)

It is expressly acknowledged and agreed that one-third of the Retention Units (being 5,000 in number) (the “Fixed Units”) have been fixed by the Employer at a value of $192,150. The balance of the Relocation Units shall be valued in accordance with the LTIP provisions.

(c)

In the event that the Employee is terminated without cause, or the Employee’s employment is terminated in accordance with the Good Reason provisions of this Agreement, in either case prior to December 31, 2008, a Pro Rata Percentage of the Relocation Units shall vest and their value shall be paid to the Employee on the Terminated Date (the “Accelerated Units”). The Accelerated Units shall be valued as follows:

i.	in the event that the number of Accelerated Units is equal to or less than the number of Fixed Units, the Employee shall receive in consideration therefore an amount equal to CDN $192,150,

ii.

in the event that the number of Accelerated Units is greater than the number of Fixed Units, the Employee shall receive an amount equal to$192,150, plus an amount equal to the amount derived by applying the following formula:

(number of Accelerated Units – number of Fixed Units) x Termination Share Price

4.6 Stock Options on Change of Control. In the event of the occurrence of Change of Control, notwithstanding anything contained in the SOP or any stock option grant agreement, all unvested stock options granted to the Employee shall forthwith vest and be exercisable from and after the occurrence of the Change of Control, in the same manner, and subject to the same terms and conditions as relate to all other vested stock-options granted to the Employee.

4.7 Change of Control. For the purposes of this agreement means a change of control of the Corporation of a nature that would be required to be reported, whether or not the Corporation is then subject to such reporting requirement, provided that a Change of Control shall be deemed to have occurred in the event:

(a)

any person or persons acquires or becomes the beneficial owner, either directly or indirectly, of more than 25% of the issued and outstanding Shares of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting shares or securities that have not been previously issued, or any other transaction whatsoever having a similar effect.

(b)

of an amalgamation, arrangement or other form of business combination of the Employer with another entity which results in the successful acquisition of 50.01% of the issued and outstanding Shares of the Employer

(c)	acquires or becomes the beneficial owner of at least 50% of the net book value of the assets of the Corporation; or
(d)

of a change in the composition of the Board, except as a result of (a),(b), or (c), over any twelve (12) month period such that more than 50% of the persons who were directors of the Employer at the beginning of the period are no longer directors at the end of the period.

For purposes of this Agreement, Change of Control shall constitute “Good Reason” for purposes of Paragraph 4.6 of this Agreement provided that the Change of Control has a material and detrimental alteration in the Employee’s position or reporting relationship or in the nature of status of his position.

4.8 Good Reason. “Good Reason” for the purposes of this agreement means the occurrence, without the Employee’s written consent of any of the following:

(a)	a material and detrimental alteration in the Employee’s position or reporting relationship or in the nature of status of his position;
(b)	a material reduction in the Employee’s Remuneration;
(c)	the failure by the Employer to maintain any rights that the Employee may have in respect of any granted or issued units or options under the LTIP or SOP;
(c)	the failure by the Employer to continue in effect all current Benefits plans or any material perquisite on similar terms; and
(d)	the relocation of the office where the Employee is primarily employed to a location that is more than 100 kilometers away from its location in Ireland.

4.9 Termination for Good Reason. The Employee may terminate this Agreement following the occurrence of any of the events that constitute Good Reason, provided that the Employee issues a written notice describing such event to the Employer within thirty (30) days of the occurrence of such event. The Employer shall thereafter have twenty (20) business days to remedy such occurrence, failing which the Employee’s employment shall be deemed to have terminated at the end of the 20 day period and the Employee shall become entitled to Good Reason severance calculated in accordance with paragraph 4.2.

4.10 Termination by the Employee. The Employee may terminate this Agreement at any time by giving the Employer three (3) months written notice, which notice period the Employer may waive in whole or in part, subject to paying the equivalent amount of Remuneration instead.

4.11 Agreements Surviving Termination. The Employee agrees that the covenants in Article Two and the Confidentiality Agreement shall survive any termination of this Agreement for an indefinite period.

ARTICLE 5 – PROTECTION

5.1 Liability Insurance. The Employer shall maintain Directors and Officers Liability Insurance on the Employee’s behalf.

5.2 Business Risk. The provisions of this Paragraph 5.2 are intended to survive the termination of this Agreement. It is expressly acknowledged and agreed that the Employee is, and shall subsequent to the termination of his employment with the Employer continue to be, covered by the provisions of the Business Risks Policy of the Employer which is in effect as of the date hereof; provided that, in the event that at any time or from time to time hereafter, the Business Risk Policy of the Employer is amended, re-stated or otherwise altered to provide more favourable rights to employees of the Employer, you shall be covered by the provisions of the said more favourable Business Risk Policy.

ARTICLE SIX — CAPACITY

6.1 Capacity of Employee. It is acknowledged by the parties hereto that the Employee is being employed by the Employer in the capacity as Chief Financial Officer. The Employee and the Employer acknowledge and agree that this Agreement does not create a partnership or joint venture between them.

ARTICLE SEVEN — GENERAL CONTRACT PROVISIONS

7.1 Notices. All notices, requests, demands or together communications (collectively, “Notices”) by the terms hereof required or permitted to be given by one party to the other, shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to the party as follows:

a) To the Employer at:

55 St. Clair Ave. West

Toronto, Ontario

M4V 2X7

Attention: Human Resources

Facsimile number 416-545-1454

b) To the Employee at:

7 Satchel Boulevard

Toronto, Ontario

M1C 3B3

Attention: Stephen Taylor

or at any such other address or facsimile number as may be given by one party to the other in writing from time to time.

All such Notices shall be deemed to have been received when delivered or transmitted, or if mailed, 48 hours after 12:01 a.m. on the day following the day of the mailing thereof. If any Notice shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such Notice shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service.

7.2 Additional Conditions. The parties shall sign such further and other documents, cause such meetings to be held, use their best efforts to have resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

7.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do either of the parties rely upon or regard as material, any representations, oral or written, and other writings whatsoever not incorporated herein and made a part hereof. This Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto. Any Exhibits referred to herein are incorporated herein by reference and form part of the Agreement.

7.4 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and their respective legal personal representatives, heirs, executors, administrators or successors.

7.5 Assignment. This Agreement is personal to the parties and may not be assigned by either of them unless in the case of the Employer, to an Affiliate.

7.6 Headings for Convenience Only. The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

7.7 Governing Law. It is agreed that this Agreement shall be subject to the applicable laws of the Republic of Ireland.

7.8 Gender and Number. In this Agreement and the Confidentiality Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders and the word “person” shall include an individual, a trust, a partnership, a body corporate, an association or other incorporated or unincorporated organization or entity.

7.9 Calculation of Time. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, then the time period in question shall end on the first business day following such non-business day.

7.10 Legislation References. Any reference in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

7.11 Severability. If any Article, Section or any portion of any Section of this Agreement or of the Confidentiality Agreement is determined to be unenforceable or invalid for any reason whatsoever, that unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, Section or portion thereof shall be severed from the remainder of this Agreement.

7.12 Advice. The Employee acknowledges that (a) he has read and understood this Agreement and Confidentiality Agreement; and (b) has had the opportunity to obtain independent legal representation in connection with the Agreement and the CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NONCOMPETITION AND NON-SOLICITATION AGREEMENT and the provisions thereof.

7.13 Cross Termination. The parties hereto acknowledge and agree that the termination of the Employee’s employment agreement with WagerLogic Limited (the “WagerLogic Agreement”) shall result in a contemporaneous termination of the Employee’s employment hereunder. The nature of the termination of the WagerLogic Agreement shall be deemed to be the nature of the termination hereunder. For example, if the WagerLogic Agreement is terminated otherwise than for cause, this agreement shall be deemed terminated otherwise than for cause. Conversely if the WagerLogic Agreement is terminated for cause, this agreement shall be deemed terminated for cause.

IN WITNESS WHEREOF the parties have duly executed this Employment Agreement as of the date above first written.

CryptoLogic Inc.

Per /s/ Javaid Aziz____________________	___________________________
Authorized Signing Officer	Signature of Witness

/s/ Stephen Taylor______________________	___________________________
Stephen Taylor	Signature of Witness

EXHIBIT 1

CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION

AND NON-SOLICITATION AGREEMENT

Entered into as of the •

BETWEEN:

CryptoLogic Limited

a Corporation incorporated under the laws of the

Guernsey and having its principal place of business in

Dublin, Ireland

(hereinafter referred to as the “Employer”

which for the purposes of this Agreement shall

include all of the Employer’s Affiliates)

- and -

Stephen Taylor

an individual residing in

Ireland

(“Employee”)

WHEREAS as part of its ongoing mandate to maintain strictly confidential its information and trade secrets and the information and trade secrets of its subsidiaries, Affiliates, related entities, customers, licensees, distributors and suppliers, the Employer requires that all of its employees read and understand the obligations set out herein and thereafter execute this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT as a condition of employment;

AND WHEREAS Employee understands that his agreement with and acceptance of the terms and conditions contained herein are essential to Employer’s ability to continue to compete in the gaming industry and be a viable business in that market, and that this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT is reasonable and appropriate in the circumstances;

AND WHEREAS the Employee acknowledges that the Employer is providing additional and ongoing consideration by means of payment for the Employee’s execution of the Employment Agreement (“Agreement”) and this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT;

NOW THEREFORE THIS CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT WITNESSETH that in consideration of the respective covenants and agreements of the parties contained herein, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto), it is agreed as follows:

1. Employer’s Specialized Business

The Employee acknowledges and agrees that the Employer and its Affiliates are internationally recognized as pioneers in the Internet casino, poker, bingo gaming industry and electronic cash technology associated therewith. The Employer’s software and infrastructure are recognized throughout the world as the benchmark by which standards are set and measured in the industry. Further, the Employee acknowledges and agrees that the Employer is at the forefront of Internet gaming and electronic cash technology development because of its sophisticated management, including the Employee and highly skilled development teams. In addition the Employee is aware that the Employer, through its Affiliates, derives its revenue from Internet casino, poker and bingo gaming industry operators through the use of software developed by the Employer, but owned by the Employer’s Affiliate. As a result, the Employee recognizes and agrees that his confidentiality, non-competition and non-solicitation obligations and other obligations pursuant to this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NONCOMPETITION AND NON-SOLICITATION AGREEMENT are vital to the ongoing success and well-being of the Employer and its customers and that any breach by the Employee of his covenants as described therein would hurt the Employer, its Affiliates and their customers.

2. Confidential Information

2.1 Confidential Information. Employee agrees at all times during the term of his employment and for an indefinite period thereafter to hold in confidence and not to use, disclose or disseminate except for the benefit of Employer or to fulfill Employee's obligations to Employer, nor to disclose or disseminate to any outside parties including media, except with the express written authorization of an officer of Employer, nor to remove from Employer's premises, except with the express written authorization of an officer of Employer, any Confidential Information. "Confidential Information" means any information of or pertaining to Employer, irrespective of form or method of transmission, including but not limited to technical data, trade secrets, know-how, research, product plans, products, services, customer lists (including, but not limited to, past or current or potential customers or past or current or potential licensees of Employer), markets, software (including all source and object code), developments, inventions, documents related to all “Works” as defined in Section 3.1 herein, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, work in progress, marketing, finance or other business information (which would include business plans or proposals) and all passwords used in connection with the Employee’s employment.

2.2 Former Employer Information. Employee agrees that during the term of is employment with Employer he will not improperly use, disclose or disseminate any proprietary information, confidential information or trade secrets of any former employer or other person or entity and that he will not bring onto the premises of Employer any proprietary information, confidential information or trade secrets belonging to any such employer, person or entity which is not publicly known, unless consented to in writing by such employer, person or entity. The Employee warrants that at all material times before and after the commencement of his employment with the Employer, that the Employer has not requested for the Employee to disclose any proprietary information, confidential information or trade secrets of a previous employer, person or entity. The Employee acknowledges that the Employer has specifically instructed him to not use, disclose or disseminate any such proprietary information, confidential information or trade secrets to the Employer while performing his duties under the Agreement.

2.3 Third Party Information. Employee recognizes that Employer has received and in the future will receive from third parties, including clients and customers, their confidential or proprietary information subject to a duty on Employer’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Therefore, Employee agrees to hold all such confidential or proprietary information in confidence and not to disclose it to any person, firm or Employer or to use it except as is necessary to carry out his work for Employer and consistent with Employer’s agreement with such third parties relating to such information.

3. Intellectual Property Rights

3.1 Assignment of Intellectual Property Rights. Employee agrees that he will promptly make full written disclosure to Employer, will hold in trust for the sole right and benefit of Employer and hereby assigns to Employer or its designee all right, title, and interest, including all intellectual property rights, in and to any and all discoveries, inventions, developments, concepts, improvements, software, notes, charts, algorithms, formulae and all other original works, whether or not patentable or registrable under copyright or similar laws, which he may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time that he is in the employ of Employer (collectively referred to as "Works"), and Employee hereby expressly disclaims and waives all rights (including all moral rights) in Works in favour of Employer. Moreover, Employee agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, or other formats) of all Works at the workplace at all material times. The records will be available to and remain the sole and exclusive property of Employer at all times, and shall be returned to Employer pursuant to Section 5 herein.

3.2 Patent and Copyright Registrations. Employee agrees to assist Employer or its designee, at Employer's expense, to secure and maintain Employer's rights in Works and any copyrights, patents, trademarks, marks or other intellectual property rights relating thereto in any jurisdiction. Specifically, the Employee agrees to disclose to Employer all pertinent information and data with respect thereto. The Employee also agrees to assist the Employer or its designee with the execution of all applications, specifications, oaths, assignments and all other instruments which Employer or its agents shall deem necessary in order to apply for, obtain and maintain such rights and in order to assign and convey to Employer, its successors, assigns and nominees the sole and exclusive rights, title and interest in and to such Works, and any copyrights, patents, or other intellectual property rights relating thereto. Employee further agrees that this obligation shall continue after the expiration or termination of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NONCOMPETITION AND NON-SOLICITATION AGREEMENT and Employee's employment. The Employee agrees to assist the Employer to apply for, obtain, maintain and protect, its intellectual property rights after the termination of the Employee’s employment for any reason, including assisting with any litigation.

3.3 Originality of Works. Employee warrants that Works are original works of Employee as author.

4. Conflicting Employment

4.1 Conflicting Employment. Employee agrees that during the term of his employment with Employer, he will not undertake any other business or occupation or become an employee, agent, consultant or contractor of any other person, firm, or entity, other than an Affiliate of the Employer. Nothing herein shall be construed so as to prevent the Employee from making investments of a strictly passive nature, so long as the undertaking forming the subject matter of any such investment is not an investment, directly or indirectly, in a business which is competitive with the Business of the Employer as defined in the Agreement and provided further that such investments, when considered solely or together, are not of a type or in an amount such as would conflict with the efficient performance by the Employer of his duties under the Agreement. Specifically, nothing herein shall prevent the Employee from owning not more than 10% of the issued shares of a Employer, the shares of which are listed on a recognized stock exchange or traded in the over-the-counter market in Canada, which carries on a business that is the same as or as substantially similar to or which competes with or would compete with the

Business of the Employer. The Employee will not engage in any other activities that conflict with his obligations to Employer.

5. Non-Competition Covenant

5.1 Non-Competition. The Employee covenants and agrees that throughout his employment with the Employer and for a period of twelve (12) months after the termination of such employment for any reason, the Employee will not engage, directly or indirectly, in any manner, in any activities known at the time of termination to be competitive with the Business of the Employer as defined in the Agreement and clause 1 of the CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT. Further the Employee will not engage, directly or indirectly, in any activities known at the time of termination to be competitive with the business of the Employer’s Affiliates, subsidiaries or related companies or with the business of any of the Employer’s customers. Specifically, the Employee will not, directly or indirectly, either individually, or in partnership, jointly or in conjunction with any person Employer or entity, or as an employee, principal, consultant, contractor, agent, director or shareholder:

(i)	be engaged in or provide services; or

(ii)	have a financial interest or other interest, including holding shares, except as permitted in clause 4.1

6. Return of Employer’s Documents

6.1 Document Return. In the event of termination of his employment for any reason, Employee shall deliver forthwith to Employer and not retain in his possession, copy, reproduce, recreate or deliver to anyone else any Confidential Information stored in any medium whatsoever.

7. Non-Solicitation Covenant

7.1 Non-Solicitation. Employee covenants and agrees that for a period of twelve (12) months immediately following the termination of his employment for any reason, he shall not, directly or indirectly:

(a)

solicit, induce, recruit or hire any past (meaning an employee that has not been in the employ of the Employer within two years of the termination date) or existing employee, consultant or contractor of the Employer;

(b)

assist any person, Employer or entity to approach, solicit induce, recruit, hire or initiate any contact with any past (meaning an employee that has not been in the employ of the Employer within two years of the termination date) or existing employee, consultant or contractor of the Employer;

(c)

approach, solicit away or initiate any contact with or assist any person to approach, solicit away or initiate any contact with past (meaning a client or customer that has not been a client or customer of the Employer within two years of the termination date), present or potential clients or customers (known at the time of the Employee’s termination) of the Employer for the purpose of employment or retaining consulting services; or

(d)

accept on the Employee’s behalf or on behalf of any other person, Employer or entity business from any past (meaning a client or customer that has not been a client or customer of the Employer within two years of the termination date), existing or potential clients or customers (known at the time of the Employee’s termination) of the Employer.

8. Representations

8.1 Representation. Employee agrees to execute any oath or verify any document required to carry out the terms of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT. Employee represents that his performance of all the terms of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT will not breach any prior agreement to keep in confidence proprietary information acquired by him prior to his employment by Employer. Employee has not entered into and agrees that he will not enter into any oral or written agreement which would conflict with this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT.

9. Equitable Remedies

9.1 Equitable Remedies. Employee agrees that it would be impossible or inadequate to measure and calculate Employer's losses or damages from a breach of the covenants set forth herein. Accordingly, the Employee agrees that if he breaches or threatens to breach any such covenants according to the Employer, Employer will have available, in addition to any other right or remedy available, the right to obtain equitable relief by way of an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of any such provision of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT.

10. General Provisions

10.1 Duty to Inform. The Employee shall inform any prospective employers of the existence of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NONCOMPETITION AND NON-SOLICITATION AGREEMENT and the obligations it imposes on the Employee.

10.2 Severability. The parties agree that if this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT or any portion hereof shall be determined by a court of competent jurisdiction to be excessive or invalid by reason of its extending for too great a period of time or over too great a range of activities, it shall be interpreted to extend only over the maximum period of time or range of activities as to which it may be enforceable. If this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NONSOLICITATION AGREEMENT or any portion thereof shall be determined to be invalid or unenforceable for any reason, that invalidity or unenforceability shall not affect the validity or enforceability of the remaining portions of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT, and such invalid or unenforceable portion shall be severed from the remainder of this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NONCOMPETITION AND NON-SOLICITATION AGREEMENT.

10.3 Waiver of Defenses. Employee acknowledges and agrees that all restrictions in this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT are reasonable and valid and all defenses to the strict enforcement thereof are waived.

10.4 Time of the Essence. Time shall be of the essence in this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NONSOLICITATION

AGREEMENT and no extension of time or indulgence granted by Employer shall operate as a waiver of any of the Employer's rights and remedies contained herein.

10.5 Entire Agreement. This CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT constitutes the entire agreement between Employer and Employee with respect to all matters herein and its execution has not been induced by nor do the parties rely upon or regard as material any representations, written or oral, not included herein. This CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NONSOLICITATION AGREEMENT may not be amended or modified except in writing signed by the parties.

10.6 Governing Law. This CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT shall be governed by and construed in accordance with the laws of Ontario and each of the parties hereto irrevocably submits to the exclusive jurisdiction of Toronto, Ontario Canada.

IN WITNESS WHEREOF the parties have duly executed this CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION

AGREEMENT on the date below written.

SIGNED at Toronto this _______ day of ____________________, 20_______.

CryptoLogic Inc.

Per /s/ Javaid Aziz____________________	___________________________
Authorized Signing Officer	Signature of Witness

/s/ Stephen Taylor____________________	___________________________
Signature of Employee	Name of Witness

Stephen Taylor____________________
Name of Employee

EXHIBIT 2

COMPLIANCE CERTIFICATE

To: CryptoLogic Inc.

Attention: Vice President – Human Resources

This signed declaration will serve as confirmation of my compliance with all of my covenants in my Employment Agreement, including the my covenants in the CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT and further, that all property, documents (confidential or otherwise), emails or files (confidential or otherwise), whether electronic or in any other format or medium, associated in any way to the Employer or its corporate affiliates in my possession or control have been returned to the Employer or its corporate affiliates and none of the aforementioned, including copies thereof, remain in my possession or control. Furthermore, I have informed the Employer of all passwords used by me in association with any of the aforementioned.

Stephen Taylor

/s/ Stephen Taylor

Date

_________________________________

Witness

_________________________________

Date